838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 19-394 June 25, 2019

Platinum Group Metals Ltd. Announces

Non-Brokered Private Placement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) reports that the Company intends, subject to regulatory approval, to offer and sell up to an aggregate 1,111,111 common shares at price of US$1.17 each for gross proceeds of up to US$1.3 million (the “Private Placement”). The Private Placement is planned to be subscribed for by Hosken Consolidated Investments Limited (“HCI”), an existing major shareholder of the Company. No finder’s fees will be paid in connection with the Private Placement.

The Company intends to use the net proceeds of the Private Placement for its share of remaining costs to complete a Definitive Feasibility Study (“DFS”) now underway for the Waterberg palladium and platinum project (the “Waterberg Project”) and for general corporate and working capital purposes. Closing of the Private Placement is subject to customary closing conditions, including stock exchange approvals.

Securities purchased pursuant to the Private Placement may not be traded for a period of four months plus one day from the closing of the Private Placement. The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Act”), as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

The Company also reports an increase in ownership interest by HCI as a result of the exercise of certain common share purchase warrants (the “Warrants Exercise”) on June 20, 2019 to purchase 80,000 common shares at $1.70 per common share. Following the Warrants Exercise, HCI beneficially holds 6,782,389 common shares of Platinum Group, representing 20.05% of the Company’s issued and outstanding common shares.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground palladium deposit in northern South Africa. Waterberg was discovered by the Company.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO, Corporate Secretary and Director

For further information contact:

PLATINUM GROUP METALS LTD.	…2

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the size, participation in, receipt of regulatory approvals for, and the completion and amount and use of proceeds of the Private Placement. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company’s inability to obtain the subscription for and complete the Private Placement on the terms disclosed above, or at all, to obtain required regulatory approvals for the Private Placement, and to maintain and extend the waivers of Liberty Metals & Mining Holdings, LLC (“LMM”) under the Company’s credit facility (the “LMM Facility”) necessary to permit the use of proceeds contemplated above; additional financing requirements; the LMM Facility with LMM is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to Liberty Metals & Mining Holdings, LLC, a subsidiary of LMM, under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s history of losses and negative cash flow; the Company’s ability to continue as a going concern; the Company’s properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co., Mnombo Wethu Consultants (Pty) Ltd. or Maseve; completion of a DFS for the Waterberg Project is subject to economic analysis requirements; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; the Company may become subject to the U.S. Investment Company Act; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company’s common shares may be delisted from the NYSE American or the TSX if it cannot maintain or regain compliance with the applicable listing requirements; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.